Exhibit (a)(5)

GENERAL WILLIAM LYON ANNOUNCES COMMENCEMENT OF

TENDER OFFER FOR SHARES OF WILLIAM LYON HOMES

Stockholders to Receive $93.00 Net Per Share in Cash for each William Lyon Homes Share

Newport Beach, Calif. — March 17, 2006 — General William Lyon, Chairman of the Board and Chief Executive Officer of William Lyon Homes (NYSE: WLS), today announced that he commenced an offer to purchase all outstanding shares of common stock of William Lyon Homes not already owned by him for $93.00 per share in cash, without interest and less any required withholding taxes. The expiration date for the tender offer is Thursday, April 13, 2006, unless the offer is extended. On the expiration date, and assuming satisfaction or waiver of all conditions to the offer, all validly tendered shares not previously withdrawn will be accepted for purchase and paid for promptly pursuant to the terms of the offer.

The offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the offer expires at least a majority of the outstanding shares (including shares issued upon the exercise of vested options prior to the expiration of the offer) not owned by General Lyon, The William Harwell Lyon 1987 Trust, The William Harwell Lyon Separate Property Trust or the officers and directors of William Lyon Homes immediately before the commencement of the offer. The offer is also subject to the further conditions that sufficient shares are tendered in the offer such that the tendered shares, together with the shares already directly or indirectly owned by General Lyon and the trusts, would represent at least 90% of the shares outstanding upon expiration of the offer, and the receipt by General Lyon of the proceeds under his financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc. The offer is also subject to other terms and conditions as set forth in the tender offer materials filed with the Securities and Exchange Commission and being distributed to William Lyon Homes stockholders.

If the offer is completed and the 90% tender offer condition is satisfied, then the offer will be followed by a short-form merger of a newly formed Delaware corporation, into which William Lyon and The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust will simultaneously contribute their shares, with and into William Lyon Homes. In the merger, all remaining public holders of William Lyon Homes common stock would receive the same consideration for their shares as that received by the William Lyon Homes stockholders who tendered their shares in the offer.

General Lyon currently owns 4,115,437 shares of William Lyon Homes common stock, representing approximately 47.6% of William Lyon Homes’ outstanding common stock, and he controls approximately 50.4% of the total voting power of William Lyon Homes. General Lyon and the trusts together own 6,196,133 shares of William Lyon Homes common stock, representing approximately 74.5% of William Lyon Homes’ outstanding common stock.

Under applicable rules of the Securities and Exchange Commission, William Lyon Homes will be required to make a recommendation, state that it is neutral, or state that it is unable to take a position with respect to the offer, and file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 describing its position (if any), and certain related matters, no later than ten business days from the date of this release.

General Lyon has engaged Computershare Trust Company to act as depositary in connection with the tender offer. Questions and requests for documentation in connection with the tender offer may be directed to Georgeson Shareholder Communications Inc., the information agent for the tender offer, at (800) 868-1362, or Lehman Brothers Inc., member SIPC, the dealer manager for the tender offer, at (888) 610-5877.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of William Lyon Homes common stock. The solicitation of offers to sell shares of William Lyon Homes common stock is made pursuant to a tender offer statement on Schedule TO and an offer to purchase and related materials filed with the SEC. William Lyon Homes stockholders and other interested parties are urged to read the tender offer statement on Schedule TO, the offer to purchase, William Lyon Homes’ Solicitation/Recommendation Statement on Schedule 14D–9, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the web site maintained by the SEC at www.sec.gov.